Exhibit 99.12

Perdigão Agroindustrial Mato Grosso Ltda.

Appraisal Report

Appraisal Report

1- KPMG Auditores Independentes, company established at 33, Dr. Renato Paes de Barros Street, São Paulo, São Paulo, properly entered in the General Taxpayers’ Register of the Federal Revenue Office under number 57.755.217/0001-29, registered originally in the Regional Accounting Council of State of São Paulo under number 2SP014428/O-6, hereby represented by their partners Mr. José Luiz Ribeiro de Carvalho, Brazilian, divorced, accountant, entered in the Regional Accounting Council of State of São Paulo under number 1SP141128/O-2 and in the Individual Taxpayers’ Register number 007.769.948-32 and Mr. Charles Krieck, Brazilian, married, accountant, entered in the Regional Accounting Council of State of São Paulo under number CRC 1SP212272/O-2, and in the Individual Taxpayers’ Register number 075.979.138-42, valuation expert appointed by Perdigão S.A., established at the city and judicial district of São Paulo, State of São Paulo, at 760, Escola Politécnica, 2º floor, Jaguaré, entered in the General Taxpayers’ Register under number 01.838.723/0001-27, to proceed to the evaluation of net equity of Perdigão Agroindustrial Mato Grosso Ltda., in accordance with the accounting practices adopted in Brazil, presents below the result of their work.

A – Objective of evaluation

2- The present appraisal report is issued with aim of evaluate, according to the accounting practices adopted in Brazil, the net equity accounting of Perdigão Agroindustrial Mato Grosso Ltda. represented by 169,251,134 common shares owned by Perdigão S.A. Agroindustrial to be part of the process of contribution of net equity and subsequent merger of Perdigão Agroindustrial Mato Grosso Ltda. into Perdigão S.A. as approved in the Council Management and Fiscal Meeting, realized in November 27, 2008, and consequent ratification of the “Protocol and Justification of partial spin-off of Perdigão Agroindustrial S.A. followed by merger of Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca &

Russo Indústria e Comércio Ltda. into Perdigão S.A.” and have not be used for other purposes.

B – Criteria for evaluation and scope of works

3- To determination of the value of the net equity of the company to be merged, were used accounting criteria established in the accounting practices adopted in Brazil, to evaluate the assets and liabilities accounts of the Perdigão Agroindustrial Mato Grosso Ltda. balance sheet ended on September 30, 2008 (Annex I).

4 – Except on the subject mentioned in the fifth paragraph, our exam was conducted in accordance with the standards by the Independent Audit of Financial Statements applicable in Brazil, and included, among other procedures: a) planning of work, considering the relevance of balance, the volume of transaction and the accounting systems and internal controls of the Company; b) the verification, based on tests, of the evidences and of the registers that support to the values presented; and c) evaluation of representative accounting practices and estimates adopted by the management of the Company.

5 – The determination of net equity of Perdigão Agroindustrial Mato Grosso Ltda. does not include the changes in accounting practices introduced by Law 11.638/07. The management of the Company does not concluded their analyses about possible impact of changes in the accounting practices introduced by the Law, to allow the accounting record of possible effects or disclose an estimate of possible effects brought by Law 11.638/07 in the net equity presented. The management does not expect relevant effects arising from changes planned in the Law.

C – Results of evaluation

6- Based on tests performed, except by the effects of possible adjustments, if any, of the subject mentioned in the fifth paragraph, we concluded that the value of assets, rights and obligations that are part of the Perdigão Agroindustrial Mato Grosso Ltda.’s net equity, conform to the balance sheet in September 30, 2008, summarized in Annex I, is of R$ 177,720,100.96 and is registered in the accounting books, according to the accounting practices adopted in Brazil, represented by 169,251,134 common shares of unit accounting value of R$ 1.05.

7- Additionally, in attendance to the Brazilian Securities Commission (CVM) requirements, noticed that:

a)              According to the professional rules established by the Federal Accounting Council, we are not aware of conflicts of interest direct or indirect, nor in any other circumstance which represents conflicts of interest in relation to the services that were provided by us and that are above described: and

b)             We are not aware of any actions of the controller or manager of the Company with aim of directing, limited, hinder, or practice any acts that have or may have compromised the access, use or knowledge of informations, asset, documents, or methodologies of work relevant for the quality of respective conclusions.

November 27, 2008 – São Paulo

KPMG Auditores Independentes

CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho	Charles Krieck
Partner	Partner
Accountant CRC 1SP141128/O-2	Accountant CRC 1SP212272/O-2

Annex 1

Summary of net equity (assets - liabilities) of PERDIGÃO AGROINDUSTRIAL MATO GROSSO LTDA.

Balance in September 30, 2008

(In reais)

		09/30/2008
Assets

Current
Cash and cash equivalents	5	1.243.715,54
Securities	6	3.837.991,26
Trade accounts receivable	7	10.564.004,75
Inventories	8	34.955.879,29
Recoverable and deferred taxes	9	13.777.808,41
Prepaid expenses		40.105,53
Other credits	10	19.027.370,67
		83.446.875,45

Noncurrent
Noncurrent
Related parties	11	91.099.234,23
Trade accounts receivable	7	11.980,32
Recoverable and deferred taxes	9	13.103.366,26
Inventories	8	0,00
Other credits	10	1.462.986,82
		105.677.567,63

Permanent Asset Investiments	12	0,00

Property, Plant and Equipment	13	127.666.201,14

Intangible	14	0,00

Deferred	15	1.858.955,00

		129.525.156,14

		318.649.599,22

Itacir Francisco Piccoli	Marcos Roberto Badollato
Controller	Accountant - CRC 1SP219369/O-4

		09/30/2008
Liabilities

Current
Financing and loans	16	7.622.708,85
Debentures	17	0,00
Trade accounts payable		21.539.008,91
Taxes and contributions payable		1.071.310,29
Payroll and vacations		4.414.362,47
Related parties	11	0,00
Other accounts payable		282.972,86
Dividends and interest on shareholder’s equity	21	0,00
Income tax and social contribution		0,00
		34.930.363,38

Noncurrent
Noncurrent
Financing and loans	16	105.837.584,90
Debentures	17	0,00
Related parties	11	0,00
Provisions for contingencies	18	11.868,57
Deferred taxes		0,00
Advance for future capital increase		0,00
Other accounts payable		149.681,41
		105.999.134,88

Minority interest		0,00

Deferred income		0,00

Shareholders’ equity	20
Paid in capital		169.251.133,97
Capital reserves		0,00
Revaluation reserves		0,00
Profit reserves		2.413.374,22
Retained Earnings(Accumulated losses)		6.055.592,77
		177.720.100,96

		318.649.599,22

Itacir Francisco Piccoli	Marcos Roberto Badollato
Controller	Accountant - CRC 1SP219369/O-4